UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A
Amendment No. 1

 [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011
or

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________ to __________.

Commission File Number 0-11733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia  25313

Explanatory Note

This Annual Report on Form 11-K/A constitutes Amendment No. 1 to the City Holding Company 401(k) Plan and Trust for the year ended December 31, 2011.  This Amendment is being filed solely to update the report reference date in the Consent of Independent Registered Public Accounting Firm to June 27, 2012.

This Amendment does not reflect events occurring after the filing date of the original Form 11-K and does not modify or update the disclosures in the original Form 11-K, other than the update noted above.